Exhibit 4.1

THIRD SUPPLEMENTAL INDENTURE

THIRD SUPPLEMENTAL INDENTURE (this “Third Supplemental Indenture”), dated as of March 31, 2017, among Power Solutions International, Inc., a Delaware corporation (the “Company”), the Guarantors party hereto (the “Guarantors”) and The Bank of New York Mellon, as trustee (the “Trustee”), to the Indenture, dated as of April 29, 2015, as amended prior to the date hereof, among the Company, the Guarantors party thereto, and the Trustee (as amended, supplemented or otherwise modified from time to time, the “Indenture”).

W I T N E S S E T H

WHEREAS, the Company and the Guarantors have heretofore executed and delivered the Indenture providing for the issuance by the Company of its 6.50% Senior Notes due 2018 (the “Securities”);

WHEREAS, (1) the Company (a) has entered into (i) a Share Purchase Agreement, dated as of March 20, 2017, with Weichai (as defined below), (ii) a Shareholders Agreement, dated as of March 20, 2017, by and among the individuals listed on Exhibit A thereto, the Company and Weichai and (iii) a Strategic Collaboration Agreement, dated as of March 20, 2017, with Weichai, and (b) in connection therewith, on or prior to the Weichai Closing Date (as defined below) will (i) enter into an Investor Rights Agreement with Weichai, (ii) authorize and adopt a Certificate of Designation of Series B Convertible Perpetual Preferred Stock of the Company and (iii) execute and issue a Warrant to Purchase Shares, and (2) the Founders (as defined below) will enter into on or prior to the Weichai Closing Date a Stock Pledge Agreement, among the Founders and Weichai, pursuant to which, among other things, the Company will issue and sell to Weichai, and Weichai will subscribe for and purchase from the Company, the Weichai Securities (as defined below) and the parties thereto will consummate the Weichai Transactions (as defined below);

WHEREAS, pursuant to the Weichai Transaction Documents (as defined below), the receipt of the Requisite Consents (as defined below) and the execution and effectiveness of this Third Supplemental Indenture are conditions to the consummation of the Weichai Closing Date and the consummation of the Weichai Transactions;

WHEREAS, the Company and the Guarantors desire to execute and deliver this Third Supplemental Indenture to the Indenture to, among other things, amend, certain provisions and covenants, and waive certain past Defaults (as defined in the Indenture), that may currently exist;

WHEREAS, the Company has solicited the Holders (as defined in the Indenture) to direct the Trustee to execute and deliver this Third Supplemental Indenture to the Indenture to effect the amendments to the Indenture contemplated hereby;

WHEREAS, pursuant to Section 9.02 of the Indenture, the parties hereto are authorized to execute and deliver this Third Supplemental Indenture to amend the Indenture with the consent of the Holders of all of the Securities Outstanding (the “Requisite Consents”);

WHEREAS, Requisite Consents have been received from Holders of all the Securities Outstanding (as defined in the Indenture);

WHEREAS, the Trustee has received an Opinion of Counsel (as defined in the Indenture) and an Officers’ Certificate (as defined in the Indenture) stating that the execution of this Third Supplemental Indenture (a) is permitted under the Indenture in accordance with Section 9.03 of the Indenture and (b) does not violate the provisions of any agreement or instrument evidencing any Indebtedness of the Company, any Guarantor or any other Restricted Subsidiary (as defined in the Indenture); and

WHEREAS, all other conditions precedent provided under the Indenture have been complied with to permit the Company, the Guarantors and the Trustee to enter into this Third Supplemental Indenture.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Company, the Guarantors and the Trustee mutually covenant and agree as follows for the equal and ratable benefit of the Holders as follows:

ARTICLE ONE

DEFINITIONS

Section 1.1 Defined Terms. Capitalized terms used herein without definition shall have the meanings ascribed to them in the Indenture. The words “herein,” “hereof” and “hereby” and other words of similar import used in this Third Supplemental Indenture and the Indenture refer to this Third Supplemental Indenture and the Indenture as a whole and not to any particular section hereof.

ARTICLE TWO

AMENDMENTS TO THE INDENTURE

Section 2.1 Amendments to the Definitions.

(a) Section 1.01 of the Indenture is amended to add the following defined terms:

“Certificate of Designation” means the Certificate of Designation of Series B Convertible Perpetual Preferred Stock of the Company authorized and adopted by the Company on or prior to the Weichai Closing Date, pursuant to which the Weichai Preferred Stock (as defined below) is issued as contemplated by the Weichai Share Purchase Agreement (as defined below), substantially in the form attached to the Third Supplemental Indenture as Exhibit A, as the same may be amended, supplemented, renewed, refinanced, replaced or otherwise modified from time to time in a manner that does not adversely affect the Holders of the Securities in any respect or the Company in any material respect.

“Founders” means (i) Gary Winemaster and (ii) Kenneth Winemaster.

“Permitted Holders” means (i) the Founders, (ii) Weichai, (iii) Weichai Parent, and (iv) any Affiliate of any of the foregoing listed in clauses (i), (ii) or (iii), provided that at least 75% of the Capital Stock of such Affiliate (by number and value) and 51% of the Voting Stock of such Affiliate (by voting power in the election of directors, managers or similar persons) is held by one or more of the foregoing listed in clauses (i), (ii) or (iii).

“Third Supplemental Indenture” means the Third Supplemental Indenture to this Indenture, dated as of March 31, 2017.

“Weichai” means Weichai America Corp., an Illinois corporation.

“Weichai Additional Warrant” means the “Additional Warrant” as defined in the Weichai Share Purchase Agreement issued to Weichai as contemplated by the Weichai Share Purchase Agreement, with substantially the same terms as the Weichai Warrant.

“Weichai Closing Date” means the “Closing Date” as defined in the Weichai Share Purchase Agreement.

“Weichai Investor Rights Agreement” means the Investor Rights Agreement between the Company and Weichai, to be entered into on or prior to the Weichai Closing Date, substantially in the form attached to the Third Supplemental Indenture as Exhibit B, as the same may be amended, supplemented, renewed, refinanced, replaced or otherwise modified from time to time in a manner that does not adversely affect the Holders of the Securities in any respect or the Company in any material respect.

“Weichai Parent” means Weichai Power Co., Ltd. (HK2338, SZ000338), the direct or indirect parent of Weichai.

“Weichai Pledge Agreement” means the Stock Pledge Agreement to be entered into on or prior to the Weichai Closing Date, among the Founders and Weichai, substantially in the form attached to the Third Supplemental Indenture as Exhibit C, as the same may be amended, supplemented, renewed, refinanced, replaced or otherwise modified from time to time in a manner that does not adversely affect the Holders of the Securities in any respect or the Company in any material respect.

“Weichai Preferred Stock” means the Series B Convertible Perpetual Preferred Stock of the Company is issued pursuant to the Certificate of Designation as contemplated by the Weichai Share Purchase Agreement.

“Weichai Securities” means the “Securities” as defined in the Weichai Share Purchase Agreement issued to Weichai as contemplated by the Weichai Share Purchase Agreement and the Weichai Additional Warrant.

“Weichai Share Purchase Agreement” means the Share Purchase Agreement, dated as of March 20, 2017, between the Company and Weichai, substantially in the form attached to the Third Supplemental Indenture as Exhibit D, as the same may be amended, supplemented, renewed, refinanced, replaced or otherwise modified from time to time in a manner that does not adversely affect the Holders of the Securities in any respect or the Company in any material respect.

“Weichai Shareholders Agreement” means the Shareholders Agreement, dated as of March 20, 2017, by and among the individuals listed on Exhibit A thereto, the Company and Weichai, substantially in the form attached to the Third Supplemental Indenture as Exhibit E, as the same may be amended, supplemented, renewed, refinanced, replaced or otherwise modified from time to time in a manner that does not adversely affect the Holders of the Securities in any respect or the Company in any material respect.

“Weichai Strategic Collaboration Agreement” means the Strategic Collaboration Agreement, dated as of March 20, 2017, between the Company and Weichai Parent, substantially in the form attached to the Third Supplemental Indenture as Exhibit F, as the same may be amended, supplemented, renewed, refinanced, replaced or otherwise modified from time to time in a manner that does not adversely affect the Holders of the Securities in any respect or the Company in any material respect.

“Weichai Transaction Documents” means, collectively, the Weichai Investor Rights Agreement, the Certificate of Designation, the Weichai Preferred Stock, the Weichai Share Purchase Agreement, the Weichai Shareholders Agreement, the Weichai Strategic Collaboration Agreement, the Weichai Warrant and the Weichai Pledge Agreement.

“Weichai Transactions” means the issuance and sale by the Company to Weichai, and the subscription for and purchase from the Company by Weichai, of the Weichai Securities, and the consummation of the other transactions contemplated by the Weichai Transaction Documents.

“Weichai Warrant” means the Warrant to Purchase Shares of Common Stock (as defined in the Indenture) to be issued on or prior to the Weichai Closing Date as contemplated by the Weichai Share Purchase Agreement, substantially in the form attached to the Third Supplemental Indenture as Exhibit G, as the same may be amended, supplemented, renewed, refinanced, replaced or otherwise modified from time to time in a manner that does not adversely affect the Holders of the Securities in any respect or the Company in any material respect.

(b) Section 1.01 of the Indenture is amended by amending the following defined terms as follows:

(i) The second sentence of the defined term “Asset Sale” in Section 1.01 of the Indenture is amended by (1) deleting the word “or” at the end of clause (J) thereof, (2) replacing the period at the end of clause (K) thereof with a comma and the word “or” and (3) adding a new clause (L) after clause (K) thereof, which new clause (L) shall read as follows: “(L) pursuant to (i) sales of inventory or parts, (ii) procurement, (iii) joint R&D and product development efforts, (iv) distribution and sales arrangements, (v) sharing of best practices, and (vi) licensing or collaboration arrangements relating to intellectual property and allocation of intellectual property rights, in each case, as contemplated by the Weichai Strategic Collaboration Agreement.”

(ii) The defined term “Indebtedness” is amended to replace clause (1) of such defined term in its entirety as follows: “(1) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services, excluding any trade payables, operating leases and other accrued current liabilities arising pursuant to the Weichai Transaction Documents or arising in the ordinary course of business, but including, without limitation, all obligations, contingent or otherwise, of such Person in connection with any letters of credit issued under letter of credit facilities, acceptance facilities or other similar facilities.”

(iii) The defined term “Permitted Investment” is amended by (1) deleting the word “and” at the end of clause (13) and deleting clause (14) thereof in its entirety, (2) adding a new clause (14) following clause (13) as follows: “Investments related to (i) sales of inventory or parts, (ii) procurement, (iii) joint R&D and product development efforts, (iv) distribution and sales arrangements, (v) sharing of best practices, and (vi) licensing or collaboration arrangements relating to intellectual property and allocation of intellectual property rights, in each case, as contemplated by the Weichai Strategic Collaboration Agreement; and” and (3) adding a new clause (15) following new clause (14) as follows: “(15) in addition to Investments pursuant to clauses (1) through (14) above, Investments in the aggregate not to exceed $5.0 million at any one time outstanding.”

(c) Section 1.01 of the Indenture is amended to amend and restate the defined term, “Change of Control,” in its entirety to read as follows:

“Change of Control” means the occurrence of any of the following events: (a) a merger or consolidation of the Company, or a transfer (in one transaction or a series of transactions) of all or substantially all of the assets of the Company or any Guarantor to any Person or group (as such term is used in Section 13(d)(3) of the Exchange Act), other than a merger, consolidation, or other transaction which complies with the provisions described in Article Eight; (b) the liquidation or dissolution of the Company or any Guarantor or the adoption of a plan by the stockholders of the Company or any Guarantor relating to the dissolution or liquidation of the Company or such Guarantor, other than in a transaction which complies with the provisions described in Article Eight; (c) the acquisition by any Person or group (as such term is used in Section 13(d)(3) of the Exchange Act), other than the Permitted Holders, collectively, of beneficial ownership, directly or indirectly, of more than 35% of the voting power of the total outstanding Voting Stock of the Company; (d) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose nomination for election or election was approved by a vote of at least a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then still in office; or (e) the occurrence of any “change of control” (or similar term) as defined in the Existing Credit Agreement or other Credit Facility, in each case, as amended and in effect as of the date of the event in question; provided that, notwithstanding anything to the contrary contained herein, the authorization, execution, delivery and performance of the Weichai Transaction Documents and the transactions contemplated thereby, including, without limitation, the consummation of the Weichai Transactions and the issuance of the Weichai Securities and the appointment of members to the Board of Directors by Weichai pursuant thereto, shall not constitute a Change of Control.

Section 2.2 Permitted Indebtedness. Section 10.08(b) of the Indenture is amended by:

(1) amending and restating clause (xi) thereof in its entirety to read as follows: “(xi) Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, earn outs, adjustments of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Restricted Subsidiary, and/or as contemplated by the Weichai Transaction Documents; provided, however, that such Indebtedness is not reflected on the balance sheet of the Company or any Restricted Subsidiary (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (xi)”,

(2) replacing the period at the end of clause (xvi) of Section 10.08(b) with a semicolon and the word “and” and

(3) adding a new clause (xvii) after clause (xvi) as follows: “(xvii) (1) Indebtedness (in the form of Disqualified Capital Stock of the Company) under the Weichai Preferred Stock, including, without limitation, any Indebtedness (in the form of Disqualified Capital Stock) incurred pursuant to the accrual of dividends payable in kind with respect to such Disqualified Capital Stock, in an aggregate liquidation preference not to exceed $38,435,184 at any one time outstanding, (2) the Weichai Warrant and the Weichai Additional Warrant, each to the extent it constitutes Disqualified Capital Stock and the Weichai Preferred Stock issuable upon the exercise thereof pursuant to Section 5(e) of the Weichai Warrant or corresponding provision of the Weichai Additional Warrant, including, without limitation, any Indebtedness (in the form of Disqualified Capital Stock) incurred pursuant to the accrual of dividends payable in kind with respect to such Disqualified Capital Stock and (3) any Indebtedness (in the form of Indebtedness or Disqualified Capital Stock of the Company) incurred in any renewals, extensions, substitutions, refundings, refinancings or replacements (a “Weichai refinancing”) of any of the foregoing described in subclauses (1) and (2) above, including any successive Weichai refinancings, in each case, such that the aggregate liquidation preference thereof is not increased to a liquidation preference in excess of the sum of (A) the liquidation preference of the Weichai Preferred Stock on the Weichai Closing Date, plus (B) the liquidation preference of the Weichai Preferred Stock issuable upon exercise of the Weichai Warrant and the Weichai Additional Warrant, plus (C) accrued and unpaid dividends on any such Weichai Preferred Stock, plus (D) the amount of premium or other payment actually paid at such time to complete such Weichai refinancing, plus (E) the amount of expense of the Company incurred in connection with such Weichai refinancing.”

Section 2.3 Limitation on Restricted Payments. Section 10.09(a) of the Indenture is amended by amending and restating clause (i) thereof in its entirety to read as follows: “(i) declare or pay any dividend or make any distribution on any shares of the Company’s Capital Stock (other than dividends or distributions payable solely in shares of its Qualified Capital Stock or in options, warrants or other rights to acquire shares of such Qualified Capital Stock);”.

Section 2.4 Permitted Payment. Section 10.09(b) of the Indenture is amended by:

(1) replacing the reference to clause “(vii)” in the introductory language thereof with a reference to clause “(ix)”,

(2) deleting the word “and” at the end of clause (vi) thereof,

(3) replacing the period at the end of clause (vii) thereof with a semicolon,

(4) adding a new clause (viii) after clause (vii) thereof, which new clause (viii) shall read as follows: “(viii) the redemption of Weichai Preferred Stock, plus accrued and unpaid dividends thereon, pursuant to Section 8(a) of the Certificate of Designations, or any Weichai refinancing of Weichai Preferred Stock permitted by clause (xvii) of Section 10.08(b) hereof; and”

(5) adding a new clause (ix) after new clause (viii) thereof, which new clause (ix) shall read as follows: “(ix) any payment (A) pursuant to Section 2(h) or 3(c) of the Weichai Warrant or any corresponding provision of the Weichai Additional Warrant and (B) in connection with any redemption of Weichai Preferred Stock, plus accrued and unpaid dividends thereon issuable upon exercise of the Weichai Warrant or the Weichai Additional Warrant or any Weichai refinancing of Weichai Preferred Stock, Weichai Warrant or Weichai Additional Warrant permitted by clause (xvii) of Section 10.08(b) hereof.”

Section 2.5 Limitation on Transactions with Affiliates. Section 10.10 of the Indenture is amended by (1) deleting the word “and” at the end of clause (viii) of Section 10.10, (2) replacing the period at the end of clause (ix) of Section 10.10 with a semicolon and the word “and” and (3) adding a new clause (x) after clause (ix) as follows: “(x) any transactions contemplated by the Weichai Transaction Documents (as in effect when originally executed) and any renewals, amendments, supplements, modifications and other changes to such agreements which are not more adverse in any material respect to the Company than such transactions and agreements prior to such renewal, amendment, supplement, modification or change.”

Section 2.6 Waiver of Certain Covenants; Preliminary Summary Financial Information.

(a) Notwithstanding the provisions of Sections 7.03 and 10.18 of the Indenture, the Holders agree that the Required Filing Date for (i) the Company’s annual reports on Form 10-K (the “Relevant 10-Ks”) for the years ended December 31, 2015 and December 31, 2016 and ending December 31, 2017 (the “Relevant Fiscal Years”) and (ii) the Company’s quarterly reports on Form 10-Q (the “Relevant 10-Qs”) for the first three quarters of each of the Relevant Fiscal Years shall be the Required Filing Date for the Company’s annual report on Form 10-K for the year ending December 31, 2017 (giving effect to any grace periods provided by Rule 12b-25 under the Exchange Act), provided that if the Company is able, with the use of commercially reasonable efforts, to file with the Commission any of the Relevant 10-Qs with respect to any of the first three quarters of the year ending December 31, 2017 at the Required Filing Date without giving effect to this Section 2.6(a) (the “Original Required Filing Date”), it shall file such Relevant 10-Q (and all subsequent Relevant 10-Qs) with the Commission on the Original Required Filing Date for any such Relevant 10-Q. The Company shall use all commercially reasonable efforts to file with the Commission all of the Relevant 10-Ks and all of the Relevant 10-Qs as soon as practicable; provided that, to the extent the Commission does not require the filing of any Relevant 10-Qs with respect to fiscal quarters ending during the years ended December 31, 2015 or December 31, 2016, the Company shall not be required to file such Relevant 10-Qs, and there shall be no Required Filing Date with respect to any such Relevant 10-Qs.

(b) The Company agrees to use all commercially reasonable efforts to furnish to the Commission on Form 8-K, as soon as practicable, preliminary, unaudited summary consolidated financial information with respect to the Company’s and its consolidated Subsidiaries’ financial condition and results of operations (“Preliminary Summary Financial Information”) as of and for the years ended December 31, 2015 and 2016. The Company agrees to use all commercially reasonable efforts to furnish to the Commission on Form 8-K, as soon as practicable after the end of each of the quarters ending March 31, 2017, June 30, 2017 and September 30, 2017, Preliminary Summary Financial Information as of and for the relevant quarter. The Company shall not be required to comply with this Section 2.6(b) with respect to any annual or quarterly fiscal period for which it has previously filed a Relevant 10-K or Relevant 10-Q (as the case may be).

(c) The Holders hereby waive any Defaults occurring prior to the date of this Third Supplemental Indenture, under Sections 7.03, 10.18 and 10.19 of the Indenture, with respect to the failure to file with the Trustee and the Commission, deliver to the Trustee, or make available, any of the Relevant 10-Ks or Relevant 10-Qs, and or the failure to deliver to the Trustee any written statement or Officers’ Certificate with respect to the compliance or failure to comply with such requirements, in each case prior to the date of this Third Supplemental Indenture.

Section 2.7 Extension of Maturity of the Securities. The Maturity of the Securities is hereby extended from May 1, 2018 to January 1, 2019 and all references in the Indenture and the Securities to a Maturity of May 1, 2018 shall be amended to read “January 1, 2019.”

ARTICLE THREE

MISCELLANEOUS

Section 3.1 Effectiveness. This Third Supplemental Indenture shall become binding and effective upon execution. The provisions of Article Two of this Third Supplemental Indenture shall become operative upon payment of (a) the Consent Fee (as defined in the Letter Agreement (the “Consent Agreement”), dated as of the date hereof, among the Company, Osterweis Strategic Income Fund and Osterweis Strategic Investment Fund) and the Expenses (as defined in the Consent Agreement) and (b) the reasonable fees and expenses of the Trustee (including, but not limited to, the reasonable, out-of-pocket legal fees and expenses), as evidenced to the Trustee by an Officers’ Certificate. Upon execution and delivery of this Third Supplemental Indenture and once the provisions of Article Two of this Third Supplemental Indenture have become operative, the Indenture shall be modified, amended and supplemented in accordance with this Third Supplemental Indenture, and all the terms and conditions of both shall be read together as though they constitute one instrument, except that, in the case of conflict, the provisions of this Third Supplemental Indenture will control. In the case of a conflict between the terms and conditions contained in the Securities and those contained in the Indenture, as modified, amended and supplemented by this Third Supplemental Indenture, the provisions of the Indenture, as modified, amended and supplemented by this Third Supplemental Indenture, shall control.

Section 3.2 Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Third Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Securities heretofore or hereafter authenticated and delivered shall be bound hereby.

Section 3.3 Severability. In case any provision in this Third Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability.

Section 3.4 Governing Law. THE LAWS OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS THIRD SUPPLEMENTAL INDENTURE.

Section 3.5 Waiver of Jury Trial. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS THIRD SUPPLEMENTAL INDENTURE, THE INDENTURE, THE SECURITIES, THE GUARANTEES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 3.6 Counterparts. The parties may sign any number of copies of this Third Supplemental Indenture (including by electronic transmission). Each signed copy shall be an original, but all of them together represent the same agreement. The exchange of copies of this Third Supplemental Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Third Supplemental Indenture as to the parties hereto and may be used in lieu of any original Third Supplemental Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile, PDF or electronic transmission shall be deemed to be their original signatures for all purposes.

Section 3.7 Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

Section 3.8 Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Third Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guarantors and the Company.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Third Supplemental Indenture to be duly executed and attested, all as of the date first above written.

The Company and the Guarantors:

POWER SOLUTIONS INTERNATIONAL, INC.
THE W GROUP, INC.
POWER SOLUTIONS, INC.
PROFESSIONAL POWER PRODUCTS, INC.
POWER GREAT LAKES, INC.
AUTO MANUFACTURING, INC.
TORQUE POWER SOURCE PARTS, INC.
POWER PRODUCTION, INC.
POWER GLOBAL SOLUTIONS, INC.
PSI INTERNATIONAL, LLC
XIS YNC LLC
POWER PROPERTIES, L.L.C.
POWERTRAIN INTEGRATION ACQUISITION, LLC
BI –PHASE TECHNOLOGIES, LLC

By:	/s/ Gary Winemaster
	Name:	Gary Winemaster
	Title:	Chief Executive Officer

[Signature Page to Third Supplemental Indenture]

THE BANK OF NEW YORK MELLON, as Trustee

By:	/s/ Francine Kincaid
	Name:	Francine Kincaid
	Title:	Vice President

[Signature Page to Third Supplemental Indenture]

Exhibit A

Certificate of Designation

Filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 27, 2017 and incorporated herein by reference.

Exhibit B

Weichai Investor Rights Agreement

Filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 27, 2017 and incorporated herein by reference.

Exhibit C

Weichai Pledge Agreement

STOCK PLEDGE AGREEMENT

THIS STOCK PLEDGE AGREEMENT (this “Agreement”), dated as of March 31, 2017, is made by and among Gary Winemaster and Kenneth Winemaster (each a “Pledgor” and together, the “Pledgors”), in favor of Weichai America Corp., a company organized under the laws of the State of Illinois (the “Secured Party”).

WHEREAS, the Secured Party and Power Solutions International, Inc., a Delaware corporation (the “Company”) have entered into that certain Share Purchase Agreement dated as of March 20, 2017 (the “Share Purchase Agreement”), pursuant to which, among other things, the Company has agreed to issue and sell to the Secured Party certain securities of the Company on the terms and conditions set forth therein; and

WHEREAS, this Agreement is being entered into by the parties hereto in connection with the transactions contemplated under the Share Purchase Agreement and it is a condition to the obligations of the Secured Party under the Share Purchase Agreement that the Pledgors execute and deliver this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants, terms and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.    Definitions.

(a)	Unless otherwise specified herein, all references to Sections herein are to Sections of this Agreement. Capitalized terms used but not defined herein shall have the meaning set forth in the Share Purchase Agreement

(b)	Unless otherwise defined herein or in the Share Purchase Agreement, terms used herein that are defined in the UCC shall have the meanings assigned to them in the UCC. However, if a term is defined in Article 9 of the UCC differently than in another Article of the UCC, the term has the meaning specified in Article 9.

(c)	For purposes of this Agreement, the following terms shall have the following meanings:

“Pledge Effective Time” means the first anniversary of the date hereof, provided that at such time the Company has failed to obtain Stockholder Approval.

“Pledged Shares” means (i) with respect to Gary Winemaster, 2,000,000 shares of Company Common Stock beneficially owned (within the meaning of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended) by Gary Winemaster, and (ii) with respect to Kenneth Winemaster, 2,180,545 shares of Company Common Stock beneficially owned (within the meaning of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended) by Kenneth Winemaster.

“UCC” means the Uniform Commercial Code as in effect from time to time in the State of Delaware or, when the laws of any other state govern the method or manner of the perfection or enforcement of any security interest in any of the Pledged Shares, the Uniform Commercial Code as in effect from time to time in such state.

2.    Pledge. Each Pledgor hereby pledges, assigns and grants to the Secured Party, and hereby creates a continuing first priority lien and security interest in favor of the Secured Party in and to such Pledgor’s Pledged Shares.

3.     Secured Obligation. The Pledged Shares secure the obligation of the Company to effect the Stockholder Approval under the Stock Purchase Agreement, the Investor Rights Agreement and the Certificate of Designation for the Series B Redeemable Preferred Stock.

4.    UCC Filings. Each Pledgor hereby irrevocably authorizes the Secured Party at any time and from time to time to file in any relevant jurisdiction any financing statements and amendments thereto that contain the information required by Article 9 of the UCC of each applicable jurisdiction for the filing of any financing statement or amendment relating to the Pledged Shares, without the signature of the Pledgor where permitted by law. Each Pledgor shall execute all such applications and other instruments as may be reasonably required by Secured Party in connection with securing the Pledged Shares or perfecting any Lien (including any UCC filings) on the Pledged Shares.

5.    Representations and Warranties. Each Pledgor represents and warrants as follows:

a)	This Agreement has been duly executed and delivered by such Pledgor and the execution, delivery and performance of this Agreement by such Pledgor and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Pledgor and no other actions or proceedings on the part of such Pledgor are necessary to authorize this Agreement or to consummate the transactions contemplated hereby;

b)	Assuming due authorization, execution and delivery by the Secured Party and the other Pledgor, this Agreement shall constitute a legal, valid and binding agreement of such Pledgor, enforceable against such Pledgor in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law);

c)

(i) such Pledgor (A) will (immediately prior to the Pledge Effective Time) be the beneficial owner of, and will have good and valid title to, its Pledged Shares, in each case, free and clear of Liens other than as created by this Agreement and the Shareholder Agreement, and (B) has the sole or shared voting power, power of disposition, and power to demand dissenter’s rights, in each case with respect to all of the Pledged Shares beneficially owned by it, with no limitations, qualifications, or restrictions on such rights, subject to applicable United States federal securities Laws, the laws of the State of Delaware and the terms of this Agreement and the Shareholder Agreement; (ii) except pursuant to this Agreement and the Shareholder Agreement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which such Pledgor is a party relating to the pledge, disposition or voting of any of its Pledged Shares, (iii) the Pledged Shares are not be subject to any voting trust agreement or other Contract to which such Pledgor is a party restricting or otherwise relating to the voting or transfer of the Pledged Shares other than this Agreement and the Shareholder Agreement; (iv) such Pledgor has not Transferred (as defined below) any Pledged Shares or any interests therein pursuant to any Derivative Transaction (as defined below); and (v) such Pledgor has not appointed or granted any proxy or power of attorney that is still in effect with respect to any Pledged Shares, except as contemplated by this Agreement and the Shareholder Agreement;

d)	except for the applicable requirements of the Exchange Act, neither the execution, delivery or performance of this Agreement by such Pledgor nor the consummation of the transactions contemplated hereby, nor compliance by such Pledgor with any of the provisions hereof shall (A) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on property or assets of such Pledgor pursuant to any Contract to which such Pledgor is a party or by which such Pledgor or any property or asset of such Pledgor is bound or affected, or (B) violate any order, writ, injunction, decree, statute, rule or regulation applicable to such Pledgor or any of such Pledgor’s properties or assets;

e)	as of the date hereof, there is no Action pending against such Pledgor or, to the knowledge of such Pledgor, any other person or, to the knowledge of such Pledgor, threatened against such Pledgor or any other person that restricts or prohibits (or, if successful, would restrict or prohibit) the performance by such Pledgor of its obligations under this Agreement;

f)	The pledge, assignment and delivery of the Pledged Shares pursuant to this Agreement will create a valid first priority lien on and a first priority perfected security interest in the Pledged Shares pledged by Pledgor; and

g)	such Pledgor understands and acknowledges that the Secured Party is entering into the Share Purchase Agreement in reliance upon such Pledgor’s execution, delivery and performance of this Agreement.

6.    Dividends; Voting Rights; Taxes.

a)	The Secured Party agrees that, until the Pledge Effective Time, the Pledgors shall remain the record owner of the Pledged Shares, and the Pledgors may, to the extent the Pledgors have such right as holders of the Pledged Shares, vote and give consents, ratifications and waivers with respect thereto.

b)	The Secured Party agrees that the Pledgors may, until the Pledge Effective Time, receive and retain all dividends and other distributions with respect to the Pledged Shares.

c)	Immediately following the Pledge Effective Time, each Pledgor shall, at the request of the Secured Party, either (i) (A) deliver to the Secured Party certificates evidencing the Pledged Shares, accompanied by stock powers duly executed in blank and (B) grant all necessary proxies and/or written consents to authorize the Secured Party to vote on 590,703 shares of Common Stock held by Pledgors on all matters submitted to a vote at any meeting of the stockholders, adjournment, postponement or continuation thereof; or (ii) execute all necessary proxies and/or written consents to authorize the Secured Party to vote the Pledged Shares on all matters submitted to a vote at any meeting of the stockholders, adjournment, postponement or continuation thereof, until the Stockholder Approval is obtained.

d)	Subject to Section 4, effective following the Pledge Effective Time, each Pledgor hereby, by execution of this Agreement, appoints the Secured Party as such Pledgor’s true and lawful attorney-in-fact, with full power of substitution, to act in such Pledgor’s capacity in the place and stead of Pledgor and in the name of Pledgor or otherwise, from time to time in the Secure Party’s discretion, for the purpose of signing and delivering all documents and taking such other action as the Secured Party shall deem necessary or advisable to give effect to the applicable provisions of the Stock Pledge Agreement which are triggered by the occurrence of the Pledge Effective Time.

e)	Following the Pledge Effective Time, the Secured Party shall be entitled to exercise its voting and other consensual rights with respect to the Pledged Shares and otherwise exercise the incidents of ownership thereof in any manner not inconsistent with this Agreement or the Shareholder Agreement. Following the Pledge Effective Time, cash dividends or other distributions made or other proceeds in respect of the Pledged Shares (other than any securities of the Company), to the extent permitted under the Certificate of Designations, Investor Rights Agreement and Shareholders Agreement, shall be held by the Secured Party in trust for the applicable Pledgor.

f)	The parties understand and agree that prior to Pledge Effective Time, each Pledgor will be treated as the owner of its Pledged Shares for all tax purposes and will take no position, on any tax return or otherwise, that is inconsistent therewith.

7.    Transfers.

a)

Each of the Pledgors agrees that, from the date hereof until the Pledge Effective Time, it shall not, directly or indirectly, (a) offer for sale, sell (constructively or otherwise), transfer, assign, tender in any tender or exchange offer, pledge, grant, encumber, hypothecate or similarly dispose of (by merger, testamentary disposition, operation of law or otherwise) (collectively, “Transfer”), either voluntarily or involuntarily, or enter into any Contract, option or other arrangement or understanding with respect to the Transfer of, any Pledged Shares or any interest therein, including, without limitation, any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction, collar transaction or any other similar transaction (including any option with respect to any such transaction) or combination of any such transactions, in each case involving any Pledged Shares (any such transaction, a “Derivative Transaction”), (b) deposit any Pledged Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with the Shareholder Agreement and this Agreement, (c) convert or exchange, or take any action which would result in the conversion or exchange of, any Pledged Shares, (d) knowingly take any action that would make any representation or warranty of such Pledgor set forth herein untrue or incorrect or have the effect of preventing, disabling, or delaying him from performing any of his obligations under this Agreement or that is intended to impede, frustrate, interfere with, delay, postpone, adversely affect or prevent the consummation of the transactions contemplated under this Agreement or the performance by each Pledgor of his obligations under this Agreement, or (e) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (a), (b), (c) or (d) of this Section 7(a).

b)	The Secured Party agrees that, except as permitted under this Agreement, it will not sell, assign, transfer, exchange, or otherwise dispose of, or grant any option with respect to, the Pledged Shares.

8.     Additional Covenants. Each Pledgor shall:

(a)	agree, prior to the termination of this Agreement, not to knowingly take any action that would make any representation or warranty of such Pledgor contained in this Agreement untrue or incorrect in any material respect or have or could reasonably be expected to have the effect of preventing, impeding or interfering with or adversely affecting the performance by such Pledgor of its obligations under this Agreement; and

(b)	agree to permit the Secured Party to publish and disclose in any beneficial ownership reports filed with the SEC in accordance with Section 13 or Section 16 of the Exchange Act (or otherwise required under applicable securities laws or the rules of any applicable stock exchange), the nature of such Pledgor’s commitments, arrangements and understandings under the this Agreement.

9.    Amendments. None of the terms or provisions of this Agreement may be amended, modified, supplemented, terminated or waived unless the same shall be in writing and signed by the Secured Party and the Pledgors, and then such amendment, modification, supplement, waiver or consent shall be effective only in the specific instance and for the specific purpose for which made or given.

10.    Addresses For Notices. All notices and other communications provided for in this Agreement shall be in writing and shall be given in the manner and become effective as set forth in the Shareholder Agreement, and addressed to the respective parties at their addresses as specified therein or as to either party at such other address as shall be designated by such party in a written notice to each other party.

11.    Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

12.    No Waiver; Cumulative Remedies. Secured Party shall not by any act, delay, omission or otherwise be deemed to have waived any of its remedies hereunder, and no waiver by Secured Party shall be valid unless in writing and signed by Secured Party, and then only to the extent therein set forth. A waiver by Secured Party of any right or remedy hereunder on any one occasion shall not be construed as a bar to any right or remedy which Secured Party would otherwise have on any further occasion. No course of dealing between any Pledgor and Secured Party and no failure to exercise, nor any delay in exercising on the part of Secured Party, any right, power or privilege hereunder or under the Transaction Documents shall impair such right or remedy or operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided are cumulative and may be exercised singly or concurrently, and are not exclusive of any rights or remedies provided by law.

13.    Successors. This Agreement and all obligations of each Pledgor hereunder shall be binding upon the successors and assigns of such Pledgor, and shall, together with the rights and remedies of Secured Party hereunder, inure to the benefit of Secured Party and its successors and assigns, except that such Pledgor shall not have any right to assign its rights or obligations under this Agreement or any interest herein without the prior written consent of Secured Party. Without limiting the generality of the immediately preceding sentence, Secured Party may assign or otherwise transfer its rights and obligations under this Agreement to any other Person, and such other Person shall thereupon become vested with all of the benefits in respect thereof granted to Secured Party herein or otherwise. Upon any such assignment of transfer, all references in this Agreement to Secured Party shall mean the assignee of Secured Party.

14.    Termination; Release. Upon Stockholder Approval, (a) all of Pledgors’ obligations under this Agreement will terminate, (b) all Liens and security interests granted under this Agreement shall be released, (c) the Pledged Shares and any other property then held as part of the collateral in accordance with the provisions of this Agreement (including any monies at the time held by the Secured Party hereunder) shall be returned to the Pledgors or to such other Person as shall be legally entitled thereto, (d) any proxies granted pursuant to this Agreement shall automatically terminate without any further action by any person, and (e) all representations and warranties of Pledgor contained in this Agreement shall terminate.

15.    Possession of Pledged Shares. Beyond the exercise of reasonable care to assure the safe custody of the Pledged Shares in the physical possession of Secured Party pursuant hereto, neither Secured Party nor any nominee of Secured Party shall have any duty or liability to collect any sums due in respect thereof or to protect, preserve or exercise any rights pertaining thereto (including any duty to ascertain or take action with respect to calls, conversions, exchanges, maturities, tenders or other matters relating to the Pledged Shares and any duty to take any necessary steps to preserve rights against any parties with respect to the Pledged Shares), and shall be relieved of all responsibility for the Pledged Shares upon surrendering them to Pledgor. Pledgor assumes the responsibility for being and keeping itself informed of the financial condition of the Company and of all other circumstances bearing upon the risk relating to failure to obtain stockholder approval of the matters required prior to the Pledge Effective Time, and Secured Party shall have no duty to advise Pledgor of information known to Secured Party regarding such condition or any such circumstance. Secured Party shall have no duty to inquire into the powers of any company or their respective officers, directors or agents thereof acting or purporting to act on their behalf except where reliance by Secured Party on the direction of a Person purporting to act on behalf of any company would amount to gross negligence or willful misconduct.

16.    Survival of Representations. Subject to Section 14, all representations and warranties of Pledgor contained in this Agreement shall survive the execution and delivery of this Agreement.

17.    Taxes and Expenses. Each Pledgor will, upon demand, pay to Secured Party, (a) any taxes (excluding income taxes, franchise taxes or other taxes levied on gross earnings, profits or the like of Secured Party) due and payable or ruled due and payable by any federal or state authority in respect of this Agreement, together with interest and penalties, if any, and (b) all reasonable expenses, including the reasonable fees and expenses of counsel, of Secured Party to the extent (i) incurred by the Secured Party due to such Pledgor’s failure to perform or observe any provisions of this Agreement and (ii) the incurrence of such expenses are necessary for the Secured Party to exercise any of its rights or enforce any of such Pledgor’s obligations under this Agreement.

18.    Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK, INCLUDING, WITHOUT LIMITATION, SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATION LAW.

19.    Dispute Resolution.

(a)	Any and all disputes which cannot be settled amicably, including any ancillary claims of any party, arising out of, relating to or in connection with the validity, negotiation, execution, interpretation, performance or non-performance of this Agreement (including the validity, scope and enforceability of this arbitration provision) shall be referred to and finally resolved by arbitration under the Rules of Arbitration of the London Court of International Arbitration (“LCIA Rules”) by one or more arbitrators appointed in accordance with the LCIA Rules (the “Arbitral Tribunal”);

(b)	The arbitration shall be conducted by a sole arbitrator unless either party objects, in which case the arbitration shall be conducted by a panel of three arbitrators. Where the arbitration is to be conducted by a sole arbitrator, the parties shall attempt to agree upon the selection of the sole arbitrator. If they cannot reach agreement within 30 days from the commencement of the arbitration, the sole arbitrator shall be appointed by the Court of the LCIA (the “LCIA Court”) in accordance with the LCIA Rules. Where the arbitration is to be conducted by a panel of three arbitrators, each party shall nominate one arbitrator and the two party-nominated arbitrators shall then select the chairman of the Arbitral Tribunal. If the two party-nominated arbitrators are unable to do so within 30 days after the commencement of the arbitration or any mutually agreed extension thereof, the chairman shall be selected by the LCIA Court in accordance with the LCIA Rules;

(c)	The place of arbitration shall be London;

(d)	The language of the arbitration shall be English;

(e)	Each arbitrator shall be licensed to practice law in New York;

(f)	Each party shall have the right to apply to any court of competent jurisdiction and/or to the Arbitral Tribunal for an order or award of interim, provisional or conservatory measures in order to maintain the status quo or to protect its rights or property pending arbitration pursuant to this Agreement or for the purpose of compelling a party to arbitrate and seeking temporary or preliminary relief in aid of an arbitration hereunder, and any such application shall not be deemed incompatible with, or a waiver of, the parties’ agreement to arbitrate;

(g)	The Arbitral Tribunal shall have power to take whatever interim measures it deems necessary, including injunctive relief, specific performance and other equitable relief;

(h)	The award rendered by the Arbitral Tribunal shall be final and binding between the parties and not subject to appeal or other recourse; and

(i)	Recognition and enforcement of any award rendered by the Arbitral Tribunal may be sought in any court of competent jurisdiction.

20.    Notice. Except as may be otherwise provided herein, any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (a) upon receipt, when delivered personally; (b) upon receipt, when sent by email (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (c) one (1) Business Day after deposit with an internationally recognized overnight courier service; in each case properly addressed to the party to receive the same. The addresses for such communications shall be:

If to Secured Party:

Weichai America Corp.

Attention: Victory Liu

3100 Golf Road Rolling Meadows, Illinois 60008

Email: victor.liu@weichaiamerica.com

with a copy (which shall not constitute notice) to:

King & Wood Mallesons

20th Floor, East Tower, World Financial Center

1 Dongsanhuan Zhonglu, Chaoyang District Beijing 100020

People’s Republic of China

Attention: Xu Ping

Email: xuping@cn.kwm.com

and

O’Melveny & Myers LLP

37th Floor, Yin Tai Centre, Office Tower

No. 2 Jianguomenwai Avenue, Beijing 100022

People’s Republic of China

Attention: Ke Geng and Nima Amini

Email: kgeng@omm.com; namini@omm.com

If to Gary Winemaster:

Email: Gary.Winemaster@psiengines.com

If to Kenneth Winemaster:

Email: Kenneth.Winemaster@psiengines.com

21.    Counterparts. This Agreement and any amendments, waivers, consents or supplements hereto may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all taken together shall constitute a single contract. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or in electronic (i.e., “pdf” or “tif”) format shall be effective as delivery of a manually executed counterpart of this Agreement. This Agreement constitutes the entire contract among the parties with respect to the subject matter hereof and supersedes all previous agreements and understandings, oral or written, with respect thereto.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have caused their respective duly authorized representatives to execute this Stock Pledge Agreement as of the date and year first above written.

WEICHAI AMERICA CORP.

By:
Name:
Title:

[Signature Page to Stock Pledge Agreement]

GARY WINEMASTER

By:

KENNETH WINEMASTER

By:

[Signature Page to Stock Pledge Agreement]

Exhibit D

Weichai Share Purchase Agreement

Filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 27, 2017 and incorporated herein by reference.

Exhibit E

Weichai Shareholders Agreement

Filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 27, 2017 and incorporated herein by reference.

Exhibit F

Weichai Strategic Collaboration Agreement

Filed as Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 27, 2017 and incorporated herein by reference.

Exhibit G

Weichai Warrant

Filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 27, 2017 and incorporated herein by reference.